SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 April 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 24 April 2024
           re: 2024 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2024 Interim Management Statement

24 April 2024

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2024

"The Group is continuing to deliver in line with expectations in the first quarter of 2024, with solid net income, cost discipline and strong asset quality. Our performance provides us with further confidence around our strategic ambitions and 2024 and 2026 guidance.

Guided by our purpose, we are continuing to support customers and successfully execute against our strategic outcomes, as highlighted in the third of our strategic seminars last month. This underpins our ambition of higher, more sustainable returns that will deliver for all of our stakeholders as we continue to Help Britain Prosper."

Charlie Nunn, Group Chief Executive

Financial performance in line with expectations1

 ●  Statutory profit after tax of £1.2 billion (three months to 31 March 2023: £1.6 billion) with net income down 9 per cent on the prior year and operating costs up 11 per cent, partly offset by the benefit of a lower impairment charge

 ●  Return on tangible equity of 13.3 per cent (three months to 31 March 2023: 19.1 per cent)

 ●  Underlying net interest income of £3.2 billion down 10 per cent, with a lower banking net interest margin, as expected, of 2.95 per cent and average interest-earning banking assets of £449.1 billion

 ●  Underlying other income of £1.3 billion, 7 per cent higher, driven by continued recovery in customer and market activity and the benefits of strategic initiatives

 ●  Operating lease depreciation of £283 million, up on the prior year reflecting a full quarter of depreciation from Tusker, alongside growth in fleet size and declines in used car prices; the charge is lower than the fourth quarter which included an additional c.£100 million residual value provision to offset     developments in used car prices

 ~~●~~  Operating costs of £2.4 billion, up 11 per cent, including c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England levy (excluding this levy, operating costs were up 6 per cent) and elevated severance charges (£0.1 billion higher year to date). The Bank of England levy will have a broadly neutral impact on profit in 2024 with an offsetting benefit recognised through net interest income over the course of the year

 ●  Remediation costs of £25 million (three months to 31 March 2023: £19 million), in relation to pre-existing programmes

 ●  Underlying impairment charge of £57 million and asset quality ratio of 6 basis points. Excluding the impact of improvements to the economic outlook, the asset quality ratio was 23 basis points. The portfolio remains well-positioned with stable credit trends and strong asset quality

 ●  Loans and advances to customers reduced during the quarter to £448.5 billion, primarily due to expected reductions in UK mortgage balances, given the refinancing of the higher maturities in the fourth quarter of 2023

 ●  Customer deposits of £469.2 billion decreased by £2.2 billion, with growth in Retail deposits of £1.3 billion more than offset by a reduction in Commercial Banking of £3.5 billion

 ●  Strong capital generation of 40 basis points, after regulatory headwinds of 6 basis points. CET1 ratio of 13.9 per cent, ahead of ongoing target of c.13.0 per cent

 ●  Risk-weighted assets of £222.8 billion up £3.7 billion in the quarter, including a c.£1.5 billion temporary increase that is expected to reverse in the second quarter

 ●  Tangible net assets per share of 51.2 pence, up from 50.8 pence on 31 December 2023, driven by profit for the period, partly offset by the effects of increased longer-term rates on the cash flow hedge reserve and pension surplus

 ●  During the quarter, the Group agreed the sale of its in-force bulk annuity portfolio to Rothesay Life plc, enabling the Insurance, Pensions and Investments division to focus on growing strategically important lines of business

2024 guidance reaffirmed

Based on our current macroeconomic assumptions, for 2024 the Group continues to expect:

 ●  Banking net interest margin of greater than 290 basis points

 ●  Operating costs of c.£9.3 billion plus the c.£0.1 billion Bank of England levy

 ●  Asset quality ratio of less than 30 basis points

 ●  Return on tangible equity of c.13 per cent

 ●  Capital generation of c.175 basis points2

 ●  Risk-weighted assets at between £220 billion and £225 billion

 ●  To pay down to a CET1 ratio of c.13.5 per cent

 1  See the basis of presentation on page 15.

 2  Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS
	Three months ended 31 Mar 2024 £m	Three months ended 31 Mar 2023 £m	Change %	Three months ended 31 Dec 2023 £m	Change %

Underlying net interest income	3,184	3,535	(10)	3,317	(4)
Underlying other income	1,340	1,257	7	1,286	4
Operating lease depreciation	(283)	(140)		(371)	24
Net income	4,241	4,652	(9)	4,232
Operating costs	(2,402)	(2,170)	(11)	(2,486)	3
Remediation	(25)	(19)	(32)	(541)	95
Total costs	(2,427)	(2,189)	(11)	(3,027)	20
Underlying profit before impairment	1,814	2,463	(26)	1,205	51
Underlying impairment (charge) credit	(57)	(243)	77	541
Underlying profit	1,757	2,220	(21)	1,746	1
Restructuring	(12)	(12)		(85)	86
Volatility and other items	(117)	52		114
Statutory profit before tax	1,628	2,260	(28)	1,775	(8)
Tax expense	(413)	(619)	33	(541)	24
Statutory profit after tax	1,215	1,641	(26)	1,234	(2)

Earnings per share	1.7p	2.3p	(0.6)p	1.7p
Banking net interest marginA	2.95%	3.22%	(27)bp	2.98%	(3)bp
Average interest-earning banking assetsA	£449.1bn	£454.2bn	(1)	£452.8bn	(1)
Cost:income ratioA	57.2%	47.1%	10.1pp	71.5%	(14.3)pp
Asset quality ratioA	0.06%	0.22%	(16)bp	(0.47)%
Return on tangible equityA	13.3%	19.1%	(5.8)pp	13.9%	(0.6)pp

	At 31 Mar 2024	At 31 Mar 2023	Change %	At 31 Dec 2023	At	Change %

Loans and advances to customers	£448.5bn	£452.3bn	(1)	£449.7bn
Customer deposits	£469.2bn	£473.1bn	(1)	£471.4bn
Loan to deposit ratioA	96%	96%		95%		1pp
CET1 ratio	13.9%	14.1%	(0.2)pp	14.6%		(0.7)pp
Pro forma CET1 ratioA,1	13.9%	14.1%	(0.2)pp	13.7%		0.2pp
Total capital ratio	19.0%	19.9%	(0.9)pp	19.8%		(0.8)pp
MREL ratio	32.0%	32.1%	(0.1)pp	31.9%		0.1pp
UK leverage ratio	5.6%	5.6%		5.8%		(0.2)pp
Risk-weighted assets	£222.8bn	£210.9bn	6	£219.1bn		2
Wholesale funding	£99.9bn	£101.1bn	(1)	£98.7bn		1
Liquidity coverage ratio2	143%	143%		142%		1pp
Net stable funding ratio3	130%	129%	1pp	130%
Tangible net assets per shareA	51.2p	49.6p	1.6p	50.8p		0.4p

A  See page 14.

 1    31 December 2023 reflects both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

 2  The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.

 3  Net stable funding ratio is based on an average of the four previous quarters.

QUARTERLY INFORMATIONA
	Quarter ended 31 Mar 2024 £m	Quarter ended 31 Dec 2023 £m	Quarter ended 30 Sep 2023 £m	Quarter ended 30 Jun 2023 £m	Quarter ended 31 Mar 2023 £m

Underlying net interest income	3,184	3,317	3,444	3,469	3,535
Underlying other income	1,340	1,286	1,299	1,281	1,257
Operating lease depreciation	(283)	(371)	(229)	(216)	(140)
Net income	4,241	4,232	4,514	4,534	4,652
Operating costs	(2,402)	(2,486)	(2,241)	(2,243)	(2,170)
Remediation	(25)	(541)	(64)	(51)	(19)
Total costs	(2,427)	(3,027)	(2,305)	(2,294)	(2,189)
Underlying profit before impairment	1,814	1,205	2,209	2,240	2,463
Underlying impairment (charge) credit	(57)	541	(187)	(419)	(243)
Underlying profit	1,757	1,746	2,022	1,821	2,220
Restructuring	(12)	(85)	(44)	(13)	(12)
Volatility and other items	(117)	114	(120)	(198)	52
Statutory profit before tax	1,628	1,775	1,858	1,610	2,260
Tax expense	(413)	(541)	(438)	(387)	(619)
Statutory profit after tax	1,215	1,234	1,420	1,223	1,641

Earnings per share	1.7p	1.7p	2.0p	1.6p	2.3p
Banking net interest marginA	2.95%	2.98%	3.08%	3.14%	3.22%
Average interest-earning banking assetsA	£449.1bn	£452.8bn	£453.0bn	£453.4bn	£454.2bn
Cost:income ratioA	57.2%	71.5%	51.1%	50.6%	47.1%
Asset quality ratioA	0.06%	(0.47)%	0.17%	0.36%	0.22%
Return on tangible equityA	13.3%	13.9%	16.9%	13.6%	19.1%

	At 31 Mar 2024	At 31 Dec 2023	At 30 Sep 2023	At 30 Jun 2023	At 31 Mar 2023
Loans and advances to customers1	£448.5bn	£449.7bn	£452.1bn	£450.7bn	£452.3bn
Customer deposits	£469.2bn	£471.4bn	£470.3bn	£469.8bn	£473.1bn
Loan to deposit ratioA	96%	95%	96%	96%	96%
CET1 ratio	13.9%	14.6%	14.6%	14.2%	14.1%
Pro forma CET1 ratioA,2	13.9%	13.7%	14.6%	14.2%	14.1%
Total capital ratio	19.0%	19.8%	19.9%	19.7%	19.9%
MREL ratio	32.0%	31.9%	32.6%	31.0%	32.1%
UK leverage ratio	5.6%	5.8%	5.7%	5.7%	5.6%
Risk-weighted assets	£222.8bn	£219.1bn	£217.7bn	£215.3bn	£210.9bn
Wholesale funding	£99.9bn	£98.7bn	£108.5bn	£103.5bn	£101.1bn
Liquidity coverage ratio3	143%	142%	142%	142%	143%
Net stable funding ratio4	130%	130%	130%	130%	129%
Tangible net assets per shareA	51.2p	50.8p	47.2p	45.7p	49.6p

1  The reduction between 30 September 2023 and 31 December 2023 reflects the impact of the securitisation of £2.7 billion of UK Retail unsecured loans in the fourth quarter of 2023.

 2    31 December 2023 reflects both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

 3  The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.

 4  Net stable funding ratio is based on an average of the four previous quarters.

BALANCE SHEET ANALYSIS
	At 31 Mar 2024 £bn	At 31 Mar2 023 £bn	Change %	At 31 Dec 2023 £bn	Change %

Loans and advances to customers
UK mortgages1	304.6	307.5	(1)	306.2	(1)
Credit cards	15.2	14.4	6	15.1	1
UK Retail unsecured loans2	7.6	9.0	(16)	6.9	10
UK Motor Finance	15.8	14.7	7	15.3	3
Overdrafts	1.0	1.0		1.1	(9)
Retail other1,3	16.9	15.1	12	16.6	2
Small and Medium Businesses	32.2	36.4	(12)	33.0	(2)
Corporate and Institutional Banking	55.6	56.7	(2)	55.6
Central Items4	(0.4)	(2.5)	84	(0.1)
Loans and advances to customers	448.5	452.3	(1)	449.7

Customer deposits
Retail current accounts	103.1	110.5	(7)	102.7
Retail savings accounts5	196.4	183.1	7	194.8	1
Wealth	10.2	12.9	(21)	10.9	(6)
Commercial Banking	159.3	166.5	(4)	162.8	(2)
Central Items	0.2	0.1		0.2
Customer deposits	469.2	473.1	(1)	471.4

Total assets	889.6	885.7		881.5	1
Total liabilities	841.8	837.8		834.1	1

Ordinary shareholders' equity	40.7	40.6		40.3	1
Other equity instruments	6.9	7.1	(3)	6.9
Non-controlling interests	0.2	0.2		0.2
Total equity	47.8	47.9		47.4	1

Ordinary shares in issue, excluding own shares	63,653m	66,396m	(4)	63,508m

1  Open mortgage book and closed mortgage book, previously presented separately, are now reported together as UK mortgages; Wealth, previously reported separately, is now included within Retail other. Comparatives have been presented on a consistent basis.

 2  The reduction between 31 March 2023 and 31 December 2023 reflects the impact of the securitisation of £2.7 billion of UK Retail unsecured loans in the fourth quarter of 2023.

 3  Retail other includes the European and Wealth businesses.

 4  Central Items includes central fair value hedge accounting adjustments.

 5  Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are now reported together as Retail savings accounts. Comparatives have been presented on a consistent basis.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS). The underlying results are shown on page 2.

Summary income statement	Three months ended 31 Mar 2024 £m	Three months ended 31 Mar 2023 £m	Change %	Three months ended 31 Dec 2023 £m	Change %

Net interest income	3,045	3,434	(11)	3,187	(4)
Other income	8,272	5,875	41	12,149	(32)
Total income	11,317	9,309	22	15,336	(26)
Net finance expense in respect of insurance and investment contracts	(6,930)	(4,501)	(54)	(10,609)	35
Total income, after net finance expense in respect of insurance and investment contracts	4,387	4,808	(9)	4,727	(7)
Operating expenses	(2,703)	(2,306)	(17)	(3,492)	23
Impairment (charge) credit	(56)	(242)	77	540
Profit before tax	1,628	2,260	(28)	1,775	(8)
Tax expense	(413)	(619)	33	(541)	24
Profit for the period	1,215	1,641	(26)	1,234	(2)

Profit attributable to ordinary shareholders	1,069	1,510	(29)	1,093	(2)
Ordinary shares in issue (weighted-average - basic)	63,906m	66,972m	(5)	63,502m	1
Basic earnings per share	1.7p	2.3p	(0.6)p	1.7p

REVIEW OF PERFORMANCEA

The Group's statutory profit before tax for the first three months of 2024 was £1,628 million, 28 per cent lower than the same period in 2023. This was due to lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Statutory profit after tax was £1,215 million (three months to 31 March 2023: £1,641 million).

The Group's underlying profit was £1,757 million, a reduction of 21 per cent compared to £2,220 million in the first quarter of 2023. Lower underlying net interest income and higher operating costs were partly offset by growth in underlying other income and a lower underlying impairment charge. Underlying profit was up 1 per cent compared to the fourth quarter of 2023, with stable net income and lower operating costs and remediation. There was also a modest impairment charge, whereas the fourth quarter benefited from an impairment credit resulting from a significant write-back.

Net income of £4,241 million was down 9 per cent on the first three months of the prior year, driven by lower underlying net interest income and an increased charge for operating lease depreciation. This was partly offset by higher underlying other income. Net income was broadly in line with the fourth quarter of 2023.

Underlying net interest income of £3,184 million was down 10 per cent on the first three months of 2023, driven by a lower banking net interest margin of 2.95 per cent (three months to 31 March 2023: 3.22 per cent). The lower margin reflects expected headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings in the higher rate environment. Average interest-earning banking assets in the first quarter of 2024 at £449.1 billion were 1 per cent lower compared to the first quarter of 2023, significantly due to a modest reduction in the mortgage book, as expected and continued repayments of government-backed lending in the Small and Medium Businesses portfolio. Net interest income in the first three months included non-banking interest expense of £105 million (three months to 31 March 2023: £76 million), which increased as a result of higher funding costs and growth in the Group's non-banking businesses. Further gradual quarter-on-quarter increases are expected during 2024.

Underlying net interest income was lower than the fourth quarter of 2023 (three months to 31 December 2023: 2.98 per cent) from asset margin compression mainly within UK mortgages, deposit mix headwinds and lower Commercial Banking deposits, partly mitigated by structural hedge earnings. The Group still expects the banking net interest margin for 2024 to be greater than 290 basis points and average interest-earning banking assets to be greater than £450 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge was £244 billion (31 December 2023: £247 billion) with a weighted average duration of approximately three and a half years (31 December 2023: approximately three and a half years). The Group continues to expect a modest reduction in the notional balance during 2024, inclusive of the reduction in the first quarter, with balances stabilising over the course of the year. The Group generated c.£1.0 billion of total income from sterling structural hedge balances in the first three months of 2024, representing material growth over the prior year (three months to 31 March 2023: £0.8 billion). The Group continues to expect sterling structural hedge earnings in 2024 to be c.£0.7 billion higher than in 2023.

Underlying other income in the first quarter of 2024 of £1,340 million was 7 per cent higher compared to £1,257 million in the first three months of 2023, reflecting growth within Retail and Commercial Banking. Retail was up 17 per cent versus the first three months of 2023, primarily due to improved UK Motor Finance performance, including growth from the acquisition of Tusker. Within Commercial Banking, c.4 per cent growth reflected strong capital markets performance. Insurance, Pensions and Investments underlying other income was broadly stable compared to the first three months of 2023, with favourable market returns offset by the effects of the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio with associated income and costs for the quarter recognised within volatility and other items. Versus the fourth quarter of 2023, underlying other income was 4 per cent higher, primarily driven by Commercial Banking.

The Group delivered positive, organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £1.4 billion net new money in open book AuA over the period. In total, open book AuA now stand at c.£188 billion.

Operating lease depreciation of £283 million increased compared to the prior year (three months to 31 March 2023: £140 million). This reflects a full quarter of depreciation from Tusker, alongside growth in the fleet size and declines in used car prices. The charge is significantly lower than the fourth quarter of 2023 which included a c.£100 million increase in the residual value provision to offset developments in used car prices.

REVIEW OF PERFORMANCE (continued)

Total costs including remediation of £2,427 million and operating costs of £2,402 million were 11 per cent higher than prior year. This includes a new sector-wide Bank of England levy, replacing the former charging structure (excluding this levy, operating costs were up 6 per cent) and expected elevated severance charges taken early in the year (£0.1 billion higher year to date). The annual levy of c.£0.1 billion was charged through operating costs in the first quarter and will have a broadly neutral impact on profit in 2024, with an offsetting benefit recognised in net interest income over the course of the year. The Group continues to maintain cost discipline and delivery of cost efficiencies, in the context of inflationary pressures and ongoing strategic investment. The Group's cost:income ratio, including remediation, for the first quarter was 57.2 per cent (54.4 per cent excluding remediation and the Bank of England levy), compared to 47.1 per cent in the prior year. Operating costs in 2024 are still expected to be c.£9.3 billion, now plus c.£0.1 billion for the new Bank of England levy.

The Group recognised remediation costs of £25 million in the first three months (three months to 31 March 2023: £19 million), in relation to pre-existing programmes. There have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements, with the FCA having indicated it will update in September.

Asset quality remains strong with credit performance across portfolios stable in the quarter and remaining broadly at, or favourable to pre-pandemic experience. In UK mortgages, an improvement in new to arrears and flows to default has been observed in the first quarter, following an increase last year primarily driven by legacy variable rate customers. Unsecured Retail portfolios continue to exhibit stable new to arrears and default trends. Alongside, credit quality remains resilient in Commercial Banking.

Underlying impairment was a charge of £57 million (three months to 31 March 2023: £243 million), resulting in an asset quality ratio of 6 basis points. The charge is after a £192 million multiple economic scenarios (MES) credit (three months to 31 March 2023: £79 million credit), as a result of the improved economic outlook in the first quarter, notably in HPI. Impairment also reflects a pre-updated MES charge of £249 million (three months to 31 March 2023: £322 million), equivalent to an asset quality ratio of 23 basis points. Compared to the prior year and quarter, the pre-MES charge has remained stable in Retail. Commercial Banking has benefited from a one-off release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients.

The underlying expected credit loss (ECL) allowance reduced slightly to £4.1 billion in the quarter given releases following updates to the economic outlook and the benefit from loss rates used in the Commercial Banking model (31 December 2023: £4.3 billion). Like for like this is higher than reported pre-pandemic levels (31 December 2019: £4.2 billion) given it includes a material increase as a result of a weaker economic outlook versus 2019, offset by a £0.6 billion decrease on individually assessed Stage 3 cases, the most significant of which exited the portfolio in the fourth quarter of 2023. The uplift from the base case to the probability-weighted ECL continues to be £0.6 billion, including the adjusted severe downside scenario to incorporate higher CPI inflation and UK Bank Rate profiles.

Stage 3 assets at £10.6 billion are up slightly in the first quarter in both UK mortgages and Commercial Banking portfolios (31 December 2023: £10.1 billion). Write-offs remain low. Stage 2 assets have reduced in the first quarter to £50.2 billion (31 December 2023: £56.5 billion), with 90.7 per cent of Stage 2 loans up to date (31 December 2023: 91.3 per cent). The Group continues to expect the asset quality ratio to be less than 30 basis points in 2024.

Restructuring costs for the first three months of 2024 were £12 million (three months to 31 March 2023: £12 million) and include costs relating to the integration of Embark and Tusker. Volatility and other items were a net loss of £117 million for the first three months (three months to 31 March 2023: net gain of £52 million). This comprised £71 million negative market volatility, £20 million for the amortisation of purchased intangibles (three months to 31 March 2023: £18 million) and £26 million relating to fair value unwind (three months to 31 March 2023: £22 million). Market volatility was substantially driven by rate rises in the quarter causing negative insurance volatility, partly offset by positive impacts from banking volatility.

The return on tangible equity for the first quarter was 13.3 per cent (three months to 31 March 2023: 19.1 per cent). The Group continues to expect the return on tangible equity for 2024 to be c.13 per cent. Tangible net assets per share as at 31 March 2024 were 51.2 pence, up from 50.8 pence at 31 December 2023. The increase was driven by accumulated profit, partly offset by increased longer-term rates impacting the cash flow hedge reserve and pension surplus.

The Group has commenced the share buyback programme announced in February 2024, with c.0.5 billion shares repurchased as at 31 March 2024.

REVIEW OF PERFORMANCE (continued)

Balance sheet

Loans and advances to customers reduced in the first quarter of 2024 to £448.5 billion with a £1.6 billion reduction in the UK mortgages portfolio following the expected refinancing of the higher maturities in the fourth quarter of 2023, as well as a £0.8 billion reduction in Small and Medium Business lending, including repayments of government-backed lending. This was partly offset by growth in UK Retail unsecured loans of £0.7 billion, due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside growth in UK Motor Finance and credit cards.

Customer deposits stood at £469.2 billion at the end of the first quarter, a decrease of £2.2 billion. Retail deposits were up £1.3 billion in the quarter with a combined increase of £0.9 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed products and a £0.4 billion increase in current account balances, benefiting from seasonally lower spend and bank holiday timing impacts (with the latter expected to reverse in the second quarter). This was partly offset by seasonal tax payments and outflows to savings products, including the Group's own savings offers. Growth in Retail was more than offset by a reduction in Commercial Banking deposits of £3.5 billion, largely due to Small and Medium Businesses balance reductions.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 143 per cent (31 December 2023: 142 per cent) and a strong net stable funding ratio of 130 per cent (31 December 2023: 130 per cent). The loan to deposit ratio of 96 per cent, essentially stable compared to 31 December 2023, continues to reflect a robust funding and liquidity position.

Capital

The Group's CET1 capital ratio at 31 March 2024 was 13.9 per cent (31 December 2023: 13.7 per cent pro forma). Capital generation before regulatory headwinds during the first three months was 46 basis points, reflecting robust banking build in the quarter, partially offset by risk-weighted asset increases. The risk-weighted asset increases reflect underlying lending, but also include a temporary increase of c.£1.5 billion (equivalent to c.9 basis points) that is expected to reverse in the second quarter. Regulatory headwinds of 6 basis points reflect the reduction in the transitional factor applied to IFRS 9 dynamic relief on 1 January 2024 and an adjustment for part of the impact of the Retail secured CRD IV models. Capital generation after the impact of these regulatory headwinds was 40 basis points. The Group has accrued a foreseeable ordinary dividend of 22 basis points, based upon a pro-rated amount of the 2023 full year dividend. The Group continues to expect capital generation in 2024 to be c.175 basis points.

Risk-weighted assets increased by £3.7 billion to £222.8 billion at 31 March 2024 (31 December 2023: £219.1 billion). This largely reflected the impact of Retail lending and the temporary increase noted above. The impact from credit and model calibrations was minimal.

In relation to the Retail secured CRD IV models, it is estimated that a £5 billion risk-weighted asset increase will be required over 2024 to 2026, noting that this will be subject to final model outcomes. The Group's risk-weighted assets guidance for 2024 remains unchanged at between £220 billion and £225 billion.

The Group's total regulatory CET1 capital requirement remains at around 12 per cent. The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent. This includes a management buffer of around 1 per cent. In order to manage risks and distributions in an orderly way, the Board expects to pay down to the previous target of c.13.5 per cent by the end of 2024 before progressing towards paying down to the current capital target of c.13.0 per cent by the end of 2026.

ADDITIONAL INFORMATION

CAPITAL GENERATION
Pro forma CET1 ratio as at 31 December 20231	13.7%
Banking build (including impairment charge) (bps)	57
Risk-weighted assets (bps)	(24)
Other movements2 (bps)	13
Capital generation (bps)	46
Retail secured CRD IV model updates and phased unwind of IFRS 9 transitional relief (bps)	(6)
Capital generation (post CRD IV and transitional headwinds) (bps)	40
Ordinary dividend (bps)	(22)
CET1 ratio as at 31 March 2024	13.9%

1  31 December 2023 reflects both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

 2  Includes share-based payments and market volatility.

IMPAIRMENT DETAIL
	Three months ended 31 Mar 2024 £m	Three months ended 31 Mar 2023 £m	Change %	Three months ended 31 Dec 2023 £m	Change %

Charges (credits) pre-updated MES1
Retail	303	271	(12)	277	(9)
Commercial Banking	(49)	53		(626)	(92)
Other	(5)	(2)		(4)	25
	249	322	23	(353)
Updated economic outlook
Retail	(196)	(66)		(203)	(3)
Commercial Banking	4	(13)		15	73
	(192)	(79)		(188)	2
Underlying impairment charge (credit)A	57	243	77	(541)

Asset quality ratioA	0.06%	0.22%	(16)bp	(0.47)%
Total underlying expected credit loss allowance (at end of period)A	4,126	5,221	(21)	4,337	(5)

1  Impairment charges excluding the impact from updated economic outlook taken each quarter.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A
At 31 March 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	261,828	36,476	7,608	305,912	11.9	2.5
Credit cards	12,729	2,883	308	15,920	18.1	1.9
UK unsecured loans and overdrafts	7,667	1,210	195	9,072	13.3	2.1
UK Motor Finance	13,897	2,140	118	16,155	13.2	0.7
Other	16,178	507	149	16,834	3.0	0.9
Retail1	312,299	43,216	8,378	363,893	11.9	2.3
Small and Medium Businesses	27,115	4,087	1,465	32,667	12.5	4.5
Corporate and Institutional Banking	52,382	2,875	777	56,034	5.1	1.4
Commercial Banking	79,497	6,962	2,242	88,701	7.8	2.5
Equity Investments and Central Items2	(323)	-	6	(317)
Total gross lending	391,473	50,178	10,626	452,277	11.1	2.3
ECL allowance on drawn balances	(864)	(1,374)	(1,541)	(3,779)
Net balance sheet carrying value	390,609	48,804	9,085	448,498

Customer related ECL allowance (drawn and undrawn)
UK mortgages	134	406	752	1,292
Credit cards	231	405	144	780
UK unsecured loans and overdrafts	161	233	118	512
UK Motor Finance3	187	95	67	349
Other	19	21	46	86
Retail1	732	1,160	1,127	3,019
Small and Medium Businesses	141	222	170	533
Corporate and Institutional Banking	155	138	242	535
Commercial Banking	296	360	412	1,068
Equity Investments and Central Items	-	-	4	4
Total	1,028	1,520	1,543	4,091

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	0.1	1.1	9.9	0.4
Credit cards	1.8	14.0	50.3	4.9
UK unsecured loans and overdrafts	2.1	19.3	65.9	5.7
UK Motor Finance	1.3	4.4	56.8	2.2
Other	0.1	4.1	30.9	0.5
Retail1	0.2	2.7	13.5	0.8
Small and Medium Businesses	0.5	5.4	15.4	1.6
Corporate and Institutional Banking	0.3	4.8	31.2	1.0
Commercial Banking	0.4	5.2	21.9	1.2
Equity Investments and Central Items		-	66.7
Total	0.3	3.0	15.1	0.9

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

 2    Contains centralised fair value hedge accounting adjustments.

 3    UK Motor Finance for Stages 1 and 2 include £188 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

 4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £22 million, UK unsecured loans and overdrafts of £16 million, Small and Medium Businesses of £360 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A (continued)
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	258,362	41,911	7,300	307,573	13.6	2.4
Credit cards	12,625	2,908	284	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	15,680	12.9	0.7
Other	15,898	525	144	16,567	3.2	0.9
Retail1	307,529	48,558	8,036	364,123	13.3	2.2
Small and Medium Businesses	27,525	4,458	1,530	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	89,629	8.9	2.3
Equity Investments and Central Items2	(43)	-	6	(37)
Total gross lending	387,060	56,545	10,110	453,715	12.5	2.2
ECL allowance on drawn balances	(901)	(1,532)	(1,537)	(3,970)
Net balance sheet carrying value	386,159	55,013	8,573	449,745

Customer related ECL allowance (drawn and undrawn)
UK mortgages	170	441	757	1,368
Credit cards	234	446	130	810
UK unsecured loans and overdrafts	153	244	118	515
UK Motor Finance3	188	91	63	342
Other	20	21	47	88
Retail1	765	1,243	1,115	3,123
Small and Medium Businesses	140	231	167	538
Corporate and Institutional Banking	156	218	253	627
Commercial Banking	296	449	420	1,165
Equity Investments and Central Items	-	-	4	4
Total	1,061	1,692	1,539	4,292

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	0.1	1.1	10.4	0.4
Credit cards	1.9	15.3	49.4	5.1
UK unsecured loans and overdrafts	2.2	20.6	65.6	6.1
UK Motor Finance	1.4	4.5	56.3	2.2
Other	0.1	4.0	32.6	0.5
Retail1	0.2	2.6	13.9	0.9
Small and Medium Businesses	0.5	5.2	13.9	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	1.1
Commercial Banking	0.4	5.6	24.1	1.3
Equity Investments and Central Items		-	66.7
Total	0.3	3.0	15.8	0.9

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

 2    Contains centralised fair value hedge accounting adjustments.

 3    UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

 4  Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £21 million, UK unsecured loans and overdrafts of £16 million and Small and Medium Businesses of £327 million.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Total ECL allowance by scenario (underlying basis)A

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to Consumer Price Index (CPI) inflation and UK Bank Rate paths.
Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 31 March 2024	4,126	2,837	3,512	4,504	8,702
At 31 December 2023	4,337	2,925	3,666	4,714	9,455

Base case and MES economic assumptions

The Group's base case scenario is for a slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Following a reduction in inflationary pressures, UK Bank Rate is expected to be lowered during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2024. Actuals for this period, or restatements of past data, may have since emerged prior to publication. The Group's approach to generating alternative economic scenarios is set out in detail in note 24 to the financial statements for the year ended 31 December 2023.

UK economic assumptions - base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.
At 31 March 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product	0.3	0.2	0.3	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.0	4.2	4.4	4.6	4.8	4.8	4.8	4.8
House price growth	1.5	2.1	4.6	1.5	(0.1)	0.1	0.4	0.8
Commercial real estate price growth	(5.4)	(5.3)	(3.3)	(0.5)	0.7	1.1	0.8	0.7
UK Bank Rate	5.25	5.00	4.75	4.50	4.25	4.00	4.00	3.75
CPI inflation	3.3	2.1	1.8	2.4	2.4	2.9	3.0	3.0

UK economic assumptions - scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Base case and MES economic assumptions (continued)
At 31 March 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product	1.1	2.0	1.7	1.6	1.6	1.6
Unemployment rate	3.2	3.0	3.0	2.9	2.9	3.0
House price growth	3.7	6.7	6.5	5.3	4.9	5.4
Commercial real estate price growth	6.5	4.8	1.4	2.0	2.2	3.4
UK Bank Rate	5.40	5.44	5.25	5.00	5.07	5.23
CPI inflation	2.3	2.9	2.9	2.8	3.0	2.8

Base case
Gross domestic product	0.4	1.2	1.6	1.7	1.7	1.3
Unemployment rate	4.3	4.8	4.8	4.6	4.6	4.6
House price growth	1.5	0.8	0.9	1.6	2.8	1.5
Commercial real estate price growth	(0.5)	0.7	(0.1)	1.6	2.1	0.7
UK Bank Rate	4.88	4.00	3.50	3.06	3.00	3.69
CPI inflation	2.4	2.8	2.4	2.1	2.2	2.4

Downside
Gross domestic product	(0.8)	(0.4)	1.2	1.7	1.7	0.7
Unemployment rate	5.5	7.4	7.7	7.4	7.2	7.1
House price growth	0.0	(5.2)	(7.0)	(4.8)	(1.5)	(3.7)
Commercial real estate price growth	(8.1)	(5.2)	(2.9)	(1.0)	(0.2)	(3.5)
UK Bank Rate	4.29	2.00	1.03	0.48	0.29	1.62
CPI inflation	2.4	2.7	1.8	1.0	1.0	1.8

Severe downside
Gross domestic product	(1.8)	(1.1)	1.1	1.4	1.5	0.2
Unemployment rate	7.2	10.1	10.3	9.9	9.7	9.4
House price growth	(2.2)	(12.3)	(14.3)	(10.9)	(6.0)	(9.2)
Commercial real estate price growth	(18.0)	(11.7)	(8.5)	(5.0)	(2.4)	(9.3)
UK Bank Rate - modelled	3.46	0.51	0.11	0.02	0.01	0.82
UK Bank Rate - adjusted1	6.19	4.56	3.63	3.13	3.00	4.10
CPI inflation - modelled	2.4	2.4	1.0	0.0	(0.1)	1.1
CPI inflation - adjusted1	7.5	3.5	1.3	1.0	1.8	3.0

Probability-weighted
Gross domestic product	0.0	0.7	1.5	1.6	1.6	1.1
Unemployment rate	4.6	5.6	5.7	5.5	5.4	5.3
House price growth	1.3	(0.6)	(1.3)	(0.5)	1.2	0.0
Commercial real estate price growth	(2.4)	(1.1)	(1.3)	0.3	1.0	(0.7)
UK Bank Rate - modelled	4.71	3.48	2.94	2.56	2.51	3.24
UK Bank Rate - adjusted1	4.99	3.89	3.30	2.88	2.81	3.57
CPI inflation - modelled	2.4	2.8	2.3	1.8	1.9	2.2
CPI inflation - adjusted1	2.9	2.9	2.3	1.9	2.1	2.4
 1  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain unchanged since the year-end, is set out on pages 27 to 32 of the Group's 2023 Full Year Results News Release.

	Three months ended 31 Mar 2024	Three months ended 31 Mar 2023

Banking net interest marginA
Underlying net interest income (£m)	3,184	3,535
Remove non-banking underlying net interest expense (£m)	105	76
Banking underlying net interest income (£m)	3,289	3,611

Loans and advances to customers (£bn)	448.5	452.3
Add back:
Expected credit loss allowance (drawn) (£bn)	3.6	4.5
Acquisition related fair value adjustments (£bn)	0.2	0.3
Underlying gross loans and advances to customers (£bn)	452.3	457.1
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(9.7)	(7.8)
Other (£bn)	6.8	5.7
Interest-earning banking assets (£bn)	449.4	455.0
Averaging (£bn)	(0.3)	(0.8)
Average interest-earning banking assetsA (£bn)	449.1	454.2

Banking net interest marginA	2.95%	3.22%

	Three months ended 31 Mar 2024	Three months ended 31 Mar 2023

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	1,069	1,510

Average ordinary shareholders' equity (£bn)	40.4	39.5
Remove average goodwill and other intangible assets (£bn)	(8.0)	(7.5)
Average tangible equity (£bn)	32.4	32.0

Return on tangible equityA	13.3%	19.1%

KEY DATES
Final date for joining or leaving the final 2023 dividend reinvestment plan	29 April 2024
Annual general meeting	16 May 2024
Final 2023 dividend paid	21 May 2024
Group strategy update: Business & Commercial Banking	27 June 2024
2024 Half-year results	25 July 2024
Q3 2024 Interim Management Statement	23 October 2024

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2024. Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2024 to the three months ended 31 March 2023 and the balance sheet analysis compares the Group balance sheet as at 31 March 2024 to the Group balance sheet as at 31 December 2023. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 14. Unless otherwise stated, commentary on page 1 are given on an underlying basis. The Group's Q1 2024 Interim Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 April 2024